

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2012

Via E-mail
Mr. David T. Nguyen
Treasurer
The Intergroup Corporation
10940 Wilshire Blvd., Suite 2150
Los Angeles, CA 90024

     Re: **The Intergroup Corporation, Portsmouth Square, Inc. and Santa Fe Financial Corporation (the "Registrants")**
Form 10-K for the fiscal year ended June 30, 2011 for each of the Registrants
Filed September 22, 2011 for each of the Registrants
File Nos. 1-10324, 0-4057 and 0-6877, respectively

Dear Mr. Nguyen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the Registrants or the filings and the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

    Sincerely,

    /s/ Kevin Woody

    Kevin Woody
    Branch Chief